                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                       -----------------------------------------
                                                     OMB APPROVAL
                                        ---------------------------------------
                                        OMB Number:                   3235-0145
                                        Expires:               October 31, 1994
                                        Estimated average burden
                                        hours per form. . . . . . . . . . 14.90
                                       -----------------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2*)


                                 GREYHOUND LINES
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    398048108
                        --------------------------------
                                 (CUSIP Number)

                             Douglas L. Hammer, Esq.
                           Shartsis Friese & Ginsburg
                         One Maritime Plaza, 18th Floor
                             San Francisco, CA 94111
                                 (415) 421-6500
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                DECEMBER 29, 1994
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- --------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON


          SNYDER CAPITAL MANAGEMENT, INC.
- --------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /X/
                                                                      (b)  / /

- --------------------------------------------------------------------------------
     3    SEC USE ONLY

- --------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*


          AF
- --------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) or 2(E)                                               / /

- --------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
- --------------------------------------------------------------------------------
           NUMBER OF          7         SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY         --------------------------------------------------
           OWNED BY           8         SHARED VOTING POWER
             EACH                       4,457,302
           REPORTING          --------------------------------------------------
            PERSON            9         SOLE DISPOSITIVE POWER
             WITH                       0
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                        5,042,931
- --------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,042,931
- --------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          / /
- --------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.0%
- --------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          IA
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------                            -------------------------
CUSIP NO. 398048108                                    PAGE 3 OF 8 PAGES
- ---------------------------                            -------------------------

- --------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON


          STIRLING PARTNERS, A CALIFORNIA LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /X/
                                                                      (b)  / /

- --------------------------------------------------------------------------------
     3    SEC USE ONLY

- --------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*


          WC
- --------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) or 2(E)                                               / /

- --------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
- --------------------------------------------------------------------------------
           NUMBER OF          7         SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY         --------------------------------------------------
           OWNED BY           8         SHARED VOTING POWER
             EACH                       317,762
           REPORTING          --------------------------------------------------
            PERSON            9         SOLE DISPOSITIVE POWER
             WITH                       0
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                        317,762
- --------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          317,762
- --------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          / /
- --------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.6%
- --------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------                            -------------------------
CUSIP NO. 398048108                                    PAGE 4 OF 8 PAGES
- ---------------------------                            -------------------------

     ITEM 1.   SECURITY AND ISSUER.

     This amended statement relates to shares of Common Stock (the "Stock") of Greyhound Lines, a Delaware corporation ("GL"). The principal executive office of GL is located at 15110 N. Dallas Parkway, Suite 600, Dallas, TX 75248.


     ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this amended statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, is as follows:

          (a) Snyder Capital Management, Inc., a California corporation ("SCM"); Stirling Partners, a California Limited Partnership ("SP"); Alan
     B. Snyder ("Snyder"); Steven J. Block ("Block"); Walter Niemasik, Jr. ("Niemasik"); and Margot Murtaugh ("Murtaugh").

          (b) The business address of SCM, SP, Snyder, Block, Niemasik and Murtaugh is 350 California Street, Suite 1460, San Francisco, CA 94104.

          (c) Snyder is the President of SCM, and Block, Niemasik and Murtaugh are the Vice Presidents of SCM. Snyder and Niemasik are the sole shareholders of SCM. SCM is the General Partner of SP, which is an investment limited partnership.

          (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  All such persons are citizens of the United States of America.

                                  SCHEDULE 13D

- ---------------------------                            -------------------------
CUSIP NO. 398048108                                    PAGE 5 OF 8 PAGES
- ---------------------------                            -------------------------

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of funds used in purchasing the Stock were as follows:


     Purchaser           Source of Funds                    Amount
     ---------           ---------------                    ------
     SCM                 Accounts under Management          $19,988,257.12
     SP                  Working Capital                    $ 1,282,306.80



     ITEM 4.   PURPOSE OF TRANSACTION.

     The principal purpose of the acquisitions of securities is investment. The persons named in Item 2 of this amended statement have no plans or proposals that relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GL or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of GL or of any of its subsidiaries;

          (c) Any change in the present board of directors or management of GL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) Any material change in the present capitalization or dividend policy of GL;

          (e) Any other material change in GL's business or corporate structure;

          (f) Changes in GL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of GL by any person;

          (g) Causing a class of securities of GL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of GL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (i)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D

- ---------------------------                            -------------------------
CUSIP NO. 398048108                                    PAGE 6 OF 8 PAGES
- ---------------------------                            -------------------------

     When the persons named in Item 2 of this statement filed Schedule 13D on June 24, 1994, with respect to their ownership of Stock, such persons intended to communicate directly with GL's management regarding its financial condition, management and business plan, with a view to formulating suggestions for improvement. Such persons were also considering the advisability of discussing these matters with other significant shareholders and other ways to support and improve GL's business operations. Such persons no longer intend to engage in these activities or otherwise to attempt to change or influence the management or control of GL. The shares of Stock such persons acquired in the last 60 days were acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of GL, nor in connection with or as a participant in any transaction having such a purpose or effect.

     Because their purposes in acquiring and holding Stock have changed as described in the preceding paragraph, the persons named in Item 2 of this statement intend this amended statement to be their final statement on
     Schedule 13D with respect to the Stock, unless their purposes in acquiring and holding Stock change again so as to require the filing of a statement on Schedule 13D. Such persons intend to file a statement on Schedule 13G with respect to the Stock by February 15, 1995.

     Such persons may acquire additional Stock at any time or may dispose of part or all of their Stock at any time.


     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The beneficial ownership of the Stock of the persons named in Item 2 of this amended statement is as follows at the date hereof:


                  Aggregate
              Beneficially Owned      Voting Power       Dispositive Power
              ------------------      ------------       -----------------
     Name     Number     Percent     Sole     Shared      Sole     Shared
     ----     ------     -------     ----     ------      ----     ------
     SCM     5,042,931     9.0%        0    4,457,302       0    5,042,931
     SP        317,762     0.6%        0      317,762       0      317,762

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since October 30, 1994:

                                  SCHEDULE 13D

- ---------------------------                            -------------------------
CUSIP NO. 398048108                                    PAGE 7 OF 8 PAGES
- ---------------------------                            -------------------------

                Purchase                  Number         Price        Broker
     Name       or Sale       Date       of Shares     Per Share     Used (1)
     ----       --------      ----       ---------     ---------     --------
     SCM           P         11/3/94        20,000       2.5625         niko
     SCM           S         11/3/94        20,000       2.5625         niko
     SCM           P        12/29/94     3,561,131       2.1500           (2)
     SP            P        12/29/94       229,862       2.1500           (2)
     SCM           P        12/30/94       100,000       2.2200        sutro
     SCM           P        12/30/94        20,000       2.3150        nutmg
     ------------------------------------------------------------------------
     ------------------------------------------------------------------------


     (1)  Key to brokers used:

          niko      -     Louis Nicoud
          nutmg     -     Nutmeg Securities
          sutro     -     Sutro & Company

     (2) Shares were issued by GL. In an offering that closed on December 29, 1994 (the "Rights Offering"), GL offered up to 16,279,070 shares of Stock pursuant to transferable rights ("Rights") issued to persons, including SCM and SP, who were holders of record of Stock on November 29, 1994. In addition to exercising its Rights, SCM agreed to oversubscribe, on behalf of 49 accounts managed by it (including SP), for up to an aggregate of 2,182,000 additional shares of Stock (the "Committed Oversubscription"). Through the exercise of its Rights and the pro rata portion of the Committed Oversubscription allocable to the 48 participating accounts other than SP, SCM purchased a total of 3,561,131 shares of Stock on December 29, 1994. Through the exercise of its Rights and its pro rata portion of the Committed Oversubscription, SP purchased a total of 229,862 shares of Stock on December 29, 1994. In consideration for SCM's commitment to oversubscribe, GL paid each of the 49 SCM accounts that participated in the Committed Oversubscription (including SP) a commitment fee equal to one percent of the aggregate exercise price for each account's pro rata portion of the Committed Oversubscription. In addition, GL paid each such SCM account a fee equal to five percent of the exercise price actually paid for Stock acquired pursuant to the Committed Oversubscription.


     ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     SCM is the General Partner of SP, pursuant to a limited partnership agreement providing to SCM the authority, among other things, to invest the funds of SP in the Stock, to vote and dispose of those securities and to file this statement on behalf of SP. Pursuant to such limited partnership agreement, the general partner of SP is

                                  SCHEDULE 13D

- ---------------------------                            -------------------------
CUSIP NO. 398048108                                    PAGE 8 OF 8 PAGES
- ---------------------------                            -------------------------

     entitled to fees based on assets under management. Pursuant to investment management agreements, SCM is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on thirty days' notice, and provide for fees payable to SCM based on assets under management.


     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

     SIGNATURES

          After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this amended statement is true, complete and correct.

     DATED:    January 6, 1995.

     SNYDER CAPITAL MANAGEMENT, INC.    STIRLING PARTNERS, a California
                                        Limited Partnership

                                        By   Snyder Capital Management, Inc.,
                                             General Partner
     By   __________________________
          Steven J. Block,
          Vice President                     By   _____________________________
                                                  Steven J. Block,
                                                  Vice President